Credit Suisse Global Health Sciences Fund, Inc.
Sub-Item 77C:
A special meeting of shareholders of Credit Global Health Sciences Fund, Inc. (the "Fund") was held on Wednesday, May 1, 2002 at the offices of the Fund, 466 Lexington Avenue, New York, New York 10017-3147.
The following matters were voted upon by the shareholders and the resulting votes (with percentages based on the total outstanding shares of the Fund) are presented below.
To approve a Sub-Investment Advisory Agreement among the Fund,
Credit Suisse Asset Management LLC and Credit Suisse Asset Management Limited (CSAM Japan):
FOR	2,661,877.70 shares (58.92%) (Of the shares present by proxy)
AGAINST	141,415.35 shares (3.13%)
ABSTAIN	92,636.06 shares  (2.05%)